April 18, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (415) 477-2115

Mr. Thomas S. Olinger, Chief Financial Officer
AMB Property Corporation
Pier 1, Bay 1
San Francisco, CA   94111

RE: AMB Property Corporation
File No. 001-113545
Form 10-K for the year ended December 31, 2007

Dear Mr. Olinger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant